UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Potbelly Corporation

(Name of Issuer)

Common Stock $0.01 par value per share

(Title of Class of Securities)

73754Y100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 73754Y100	Page 2

1		NAME OF REPORTING PERSONS ASP PBSW, LLC (See Item 2(a))
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,669,659 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,669,659 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,659 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) OO

13G
CUSIP No. 73754Y100	Page 3

1		NAME OF REPORTING PERSONS American Securities Partners III, L.P. (See Item 2(a))
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,669,659 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,669,659 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,659 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) PN

13G
CUSIP No. 73754Y100	Page 4

1		NAME OF REPORTING PERSONS American Securities Partners III(B), L.P. (See Item 2(a))
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,669,659 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,669,659 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,659 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) PN

13G
CUSIP No. 73754Y100	Page 5

1		NAME OF REPORTING PERSONS American Securities Associates III, LLC (See Item 2(a))
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,669,659 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,669,659 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,659 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) OO

13G
CUSIP No. 73754Y100	Page 6

1		NAME OF REPORTING PERSONS American Securities LLC (See Item 2(a))
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 2,669,659 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 2,669,659 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,659 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) OO; IA

Item 1(a). Name of Issuer:

Potbelly Corporation  (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

222 Merchandise Mart Plaza, 23rd Floor
Chicago, Illinois 60654

Item 2(a). Name of Person Filing:

This statement is filed by (i) ASP PBSW, LLC (“ASPPBSW”), (ii) American Securities Partners III, L.P. (“ASP III”), (iii) American Securities Partners III(B), L.P. (“ASP III (B)” and, with ASP III, the “Sponsors”), the owners of limited liability company interests in ASPPBSW, (iv) American Securities Associates III, LLC (“GP”), the general partner of each Sponsor, and (v) American Securities LLC (the “Advisor”), which provides investment advisory services to each Sponsor and is manager of ASPPBSW (each a “Reporting Person” and collectively, the “Reporting Persons”).

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons is c/o American Securities LLC, 299 Park Avenue, 34th Floor, New York, NY 10171.

Item 2(c). Citizenship:

Each of ASPPBSW, the GP and the Advisor is a Delaware limited liability company.  Each of the Sponsors is a Delaware limited partnership.

Item 2(d). Title and Class of Securities:

Common Stock $0.01 par value per share, of the Issuer (the “Common Stock”)

Item 2(e). CUSIP Number:

73754Y100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	[ ]	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer are incorporated by reference.

As of December 31, 2013, ASPPBSW was the direct owner of, and had the power to vote and to dispose or direct the disposition of, 2,669,659 shares of Common Stock, representing approximately 9.2% of the shares of Common Stock outstanding (based on 29,137,706 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2013).  Each of the Sponsors, the GP and the Advisor may also be deemed to be beneficial owners of the shares directly owned ASPPBSW as a result of their relationship to ASPPBSW.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following [__].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 3, 2014

ASP PBSW, LLC

/s/ Eric Schondorf
Name: Eric Schondorf
Title: Vice President

AMERICAN SECURITIES PARTNERS III, L.P. By: American Securities Associates III, LLC, its general partner

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member

AMERICAN SECURITIES PARTNERS III(B), L.P. By: American Securities Associates III, LLC, its general partner

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member

AMERICAN SECURITIES ASSOCIATES III, LLC

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member

AMERICAN SECURITIES LLC

By: /s/ Eric Schondorf
Name: Eric Schondorf
Title: General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated March 3, 2014, by and among the Reporting Persons